

Mail Stop 3720

November 6, 2009

Via U.S. Mail and Facsimile (561) 750-9795

Mr. Roger H. Ralston
Chief Executive Officer
DirectView Holdings, Inc.
7700 West Camino Real, Suite 403
Boca Raton, FL 33443

> **Re: DirectView Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed October 30, 2009**
> **File No. 000-53741**

Dear Mr. Ralston:

We have completed our review of your Form 10 and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director